LAW OFFICES
BALLARD SPAHR ANDREWS & INGERSOLL, LLP                         BALTIMORE, MD
     1225 17TH STREET, SUITE 2300                               CAMDEN, NJ
      DENVER, COLORADO 80202-5596                            PHILADELPHIA, PA
             303-292-2400                                   SALT LAKE CITY, UT
           FAX: 303-296-3956                                   VOORHEES, NJ
       LAWYERS@BALLARDSPAHR.COM                               WASHINGTON, DC


                                                     September 25, 2001


PBHG Funds
P.O. Box 219534
Kansas City, MO 64121-9534

                     RE: Shares of PBHG New Perspective Fund

Ladies and Gentlemen:

          We have acted as counsel to PBHG Funds, a Delaware business trust (the "Company"), in connection with that certain Agreement and Plan of Reorganization (the "Plan") between the Company, on behalf of its series portfolio, PBHG New Perspective Fund ("New Perspective Fund"), and UAM Funds, Inc., a Maryland corporation ("UAM Funds"), on behalf of its series portfolio, NWQ Special Equity Portfolio ("NWQ Portfolio").

          The Plan provides for the combination of NWQ Portfolio with New Perspective Fund (the "Reorganization"). Pursuant to the Plan, all of the assets of NWQ Portfolio (other than those required to discharge NWQ Portfolio's obligations) will be transferred to the New Perspective Fund. Upon such transfer, the Company will issue to NWQ Portfolio PBHG Class shares of New Perspective Fund for distribution to NWQ Portfolio's Institutional Service Class and Institutional Class shareholders. NWQ Portfolio will then make a liquidating distribution of the New Perspective Fund shares so received to shareholders of NWQ Portfolio. Each NWQ Portfolio shareholder will receive a number of New Perspective Fund shares with an aggregate net asset value equal to that of his or her shares of NWQ Portfolio. As soon as is reasonably practicable after the transfer of its assets, NWQ Portfolio will pay or make provision for payment of all its liabilities. NWQ Portfolio will then terminate its existence as a separate series of UAM Funds.

          The opinion expressed below is based on the assumption that a Registration Statement on Form N-14 with respect to the shares of New Perspective Fund to be issued to the NWQ Portfolio shareholders pursuant to the Plan (the "New Perspective Fund Shares") will have been filed by the Company with the Securities and Exchange Commission and will have become effective before the Reorganization occurs.

          Based on the foregoing, we are of the opinion that the New Perspective Fund Shares, when issued by the Company to the shareholders of NWQ Portfolio in accordance with the terms and conditions of the Plan, will be legally issued, fully paid and nonassessable.

          We express no opinion concerning the laws of any jurisdiction other than the federal laws of the United States of America and the Delaware Business Trust Act.

          We consent to the filing of this opinion as an Exhibit to the Company's Registration Statement on Form N-14 and to the references to this firm in such Registration Statement.



                                      Very truly yours,

                                      /s/ Ballard Spahr Andrews & Ingersoll, LLP